UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Pier 1 Imports, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

720279108
(CUSIP Number)

HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,573,165
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,573,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,573,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,573,165
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,573,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,573,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,573,165
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,573,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,573,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Alden Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 3,573,165 Shares owned directly by Alden Master Fund is approximately $14,546,795, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have undertaken the sales reported in this Amendment No. 5 due to a combination of factors, including a rebalancing of Alden’s portfolio in light of the significant appreciation in the Issuer’s stock price since the Reporting Persons filed their initial Schedule 13D in the Issuer.

The Reporting Persons continue to believe there is substantial upside in the Issuer’s stock price if proper cost controls and a disciplined approach to capital allocation are employed by the Issuer. The Reporting Persons also continue to believe that having shareholder representation in the boardroom is in the best interest of all shareholders.  The Reporting Persons look forward to continuing their dialogue with the Board of Directors and management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 83,034,241 Shares outstanding as of December 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 4, 2017.

A.	Alden Master Fund

(a)	As of the close of business on January 17, 2017, Alden Master Fund beneficially owned 3,573,165 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,573,165
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,573,165

(c)	The transactions in the Shares by Alden Master Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 720279108

B.	Alden

(a)	Alden, as the investment manager of Alden Master Fund, may be deemed the beneficial owner of the 3,573,165 Shares owned by Alden Master Fund.

Percentage: 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,573,165
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,573,165

(c)
Alden has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares on behalf of Alden Master Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of 3,573,165 Shares owned by Alden Master Fund.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,573,165
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,573,165

(c)
Mr. Freeman has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares on behalf of Alden Master Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of January 17, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 720279108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2017

Alden Global Opportunities Master Fund, LP

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

CUSIP NO. 720279108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share($)	Date of Sale

ALDEN GLOBAL OPPORTUNITIES MASTER FUND, LP

400,000	8.8950	01/06/2017
400,000	8.6237	01/09/2017
12,300	8.8352	01/11/2017
1,646,569	8.2603	01/13/2017
1,600,000	8.2994	01/17/2017